AMENDMENT TO BY-LAWS OF
FURNITURE BRANDS INTERNATIONAL, INC.
(N/K/A FBI WIND DOWN, INC.)
a Delaware Corporation
By unanimous written consent dated as of November 25, 2013, the Board of Directors of Furniture Brands International, Inc. (n/k/a FBI Wind Down, Inc.) (the “Company”) approved amending Article IV, Section 1 of the By-Laws of the Company to replace such Article IV, Section 1 in its entirety with the following:
“Section 1. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors constituting the Board of Directors may be one (1). The number of directors shall be fixed by the members at each annual meeting of shareholders.
All directors shall hold office until their successors are elected and qualified, or until their earlier resignation or removal.”